EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Years Ended December 30, 2000, December 25, 1999, December 26, 1998,
December 27, 1997 and December 28, 1996
(in millions except ratio amounts)

                                               2000       1999       1998      1997      1996
                                             -------    -------    -------   -------   -------

Earnings:

Income from continuing operations
 before income taxes and cumulative
  effect of accounting changes............   $3,210     $3,656     $2,263    $2,309    $1,566

Unconsolidated affiliates interests, net..      (86)       (68)        32        17       273

Amortization of capitalized interest......        7          7          5         6         4

Interest expense .........................      221        363        395       478       565

Interest portion of net rent expense (a)..       39         31         47        43        48
                                             -------    -------    -------   -------   -------

Earnings available for fixed charges......   $3,391     $3,989     $2,742    $2,853    $2,456
                                             =======    =======    =======   =======   =======

Fixed Charges:

Interest expense..........................   $  221     $  363     $  395    $  478    $  565

Capitalized interest......................        2          7         10        18         8

Interest portion of net rent expense (a)..       39         30         47        43        48
                                             -------    -------    -------   -------   -------

   Total fixed charges....................   $  262     $  400     $  452    $  539    $  621
                                             =======    =======    =======   =======   =======

Ratio of Earnings to Fixed Charges(b).....    12.94       9.97       6.07      5.29      3.95
                                             =======    =======    =======   =======   =======

(a)  One-third of net rent expense is the portion deemed representative of the interest factor.
(b)  Includes  the impact of the 1999 gain  on the  bottling  transactions  of  $1 billion  and asset impairment  and  restructuring charges of $65 million in 1999, $288 million in 1998,
     $290 million in 1997 and $576 million in 1996.  Excluding the gain in 1999 and the charges for all years,  the ratio of earnings to fixed charges would have  been 7.63 in 1999, 6.71 in 1998, 5.83 in 1997 and 4.88 in 1996.